This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefónica, S.A. Issuer: Telefónica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 333-123162

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Further to the reports registered on March 31st and April 6th and 12th, 2005, Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The European Commission has authorised the concentration operation whereby Telefónica, S.A. is to take control of the Czech telecommunication operator Cesky Telecom a.s. by purchasing 51.1% of its share capital.

Telefónica, S.A. received notification today of the decision of the European Commission not to oppose the Cesky Telecom a.s. share purchase operation by Telefónica. In its decision, the European Commission considers that the transaction does not significantly affect competition in either all or a substantial part of the European Economic Area, so authorising it without any conditions.

Subsequent to this authorisation, Telefónica, S.A. expects the acquisition could in normal circumstances be implemented this June.

The purchase by Telefónica, S.A. of 51.1% of the equity of Cesky Telecom a.s. implies the subsequent formulation of a public tender offer for the other 48.9% of equity in the company.

Madrid, June10th, 2005.